Exhibit 99.1

Excerpt of the Shareholders’ Agreement
between Essilor International and Delfin

Milan (Italy), March 27, 2017 — Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), in accordance with applicable regulations, discloses to the public the excerpt published today on the Italian newspaper “Corriere della Sera” and concerning the provisions amounting to a “Shareholders’ Agreement” of the agreement between Essilor International and Delfin already communicated to the public on January 16, 2017.

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Excerpt relating to the shareholders’ agreement pursuant to Article 122 of Legislative Decree no. 58 of 24 February 1998 and Article 129 of Consob Regulation no. 11971/1999

Pursuant to Article 122 of Legislative Decree no. 58 of 24 February 1998 (the “Italian Consolidated Financial Act”) and Article 129 of Consob Regulation no. 11971 of 14 May 1999, this document provides the required information relating to certain provisions of the agreement (the “Agreement”) entered into between Essilor International S.A. (Compagnie Générale d’Optique) (“Essilor”) and Delfin S.à r.l. (“Delfin”) - concerning the combination between Essilor and Luxottica Group S.p.A. (respectively, the “Transaction” and “Luxottica”) which fall (or may fall) within the scope of the definition of shareholders’ agreement provided under Article 122 of the Italian Consolidated Financial Act.

The Transaction consists in a combination between Essilor’s and Luxottica’s businesses to be carried out through:

(i)             the contribution to Essilor of the shareholding held by Delfin in Luxottica, representing 62.54% (as of today) of the share capital of Luxottica (the “Shareholding”), in exchange for Essilor shares to be issued on the basis of an exchange ratio of 0.461 Essilor share for 1 Luxottica share; and

(ii)          the subsequent mandatory exchange tender offer to be launched by Essilor, in accordance with the provisions of Italian law, to acquire all of the remaining outstanding Luxottica shares.

Type of shareholders’ agreement and shareholders’ commitments

Some of the provisions of the Agreement fall within the scope of the definition of shareholders’ agreement provided under Article 122, paragraph 1 and paragraph 5, letter d), of the Italian Consolidated Financial Act, as they concern the exercise of voting rights and certain governance rules relating to Luxottica and Essilor for a period of approximately three years (the “Initial Term”) as from the date on which Delfin’s contribution of the Shareholding to Essilor will be completed and, consequently, Essilor will become the parent company of Luxottica and will change its corporate name into “EssilorLuxottica” (the “Completion Date”)(1).

(1) In particular, the Initial Term will start on the Completion Date and will terminate on date of the (i) annual general meeting of the shareholders convened to approve the 2019 annual accounts of EssilorLuxottica, if the Completion Date occurs within six months following the date of the Essilor shareholders’ meeting called to approve, among others, the contribution of the Shareholding by Delfin (scheduled on May 11, 2017), or (ii) the annual general meeting of the shareholders called to approve the 2020 annual accounts of EssilorLuxottica, if the Completion Date occurs on or after the sixth-month anniversary of the Essilor shareholders’ meeting mentioned above.

In particular, the Agreement provides for joint governance of EssilorLuxottica whereby the board of directors will consist of the following 16 members: (i) Leonardo Del Vecchio, who will be Executive Chairman (Président-Directeur Général), (ii) Hubert Sagnières, who will be Executive Vice-Chairman (Vice-Président-Directeur Général délégué) with equal powers as the Executive Chairman, (iii) three representatives of Delfin, (iv) four independent directors designated by Delfin after consultation with Essilor (but such consultation shall not be required if the directors are selected from among the Luxottica board members in office as of the date of the Agreement), (v) two representatives of the employees of Essilor (in accordance with the applicable French law), (vi) one representative of Valoptec (the association of employee shareholders and ex-employee shareholders) and (vii) four independent directors from the Essilor board of directors in office as of the date of the Agreement. No casting vote will be granted to the Executive Chairman of the board of directors.

As from the Completion Date, (i) a nomination and compensation committee, (ii) an audit committee, (iii) a corporate social responsibility committee and (iv) a strategy committee will be established. Until the expiration of the Initial Term, each committee will comprise four members (two from the board of directors of Essilor in office as of the date of the Agreement and two designated by Delfin) and will be chaired by: (i) with respect to the nomination and compensation committee and the corporate social responsibility committee, a member of the board of directors of Essilor in office as of the date of the Agreement and designated by Essilor; (ii) with respect to the audit committee and the strategy committee, a member of the board of directors designated by Delfin. Until the expiration of the Initial Term, an integration committee will be established and it will be co-chaired by the EssilorLuxottica Executive Chairman and the EssilorLuxottica Executive Vice-Chairman, to provide a forum for them to - among other things - review integration issues, define measures required to implement synergies and foster the development of a cohesive management.

Following the Initial Term, any new member of the EssilorLuxottica board of directors, which will have a term of office of 3 years, will be proposed for election at the general meeting of shareholders by the board of directors upon recommendation by the nomination and compensation committee or by any EssilorLuxottica shareholder in accordance with applicable law, without any regard to the provenance of the nominees from Luxottica or Essilor.

As of the Completion Date, the articles of association of Essilor and the internal regulations of the Essilor board of directors, as applicable, will be amended to conform with the corporate governance rules set forth in the Agreement, as well as to set forth a 31% voting cap (subject to a formula provided in the amended by-laws) and cancel any double-voting rights concerning the shares of Essilor (and, following the completion of the contribution of the Shareholding, of EssilorLuxottica).

As for the board of directors of Luxottica, until the expiration of the Initial Term: (i) Leonardo Del Vecchio will act as director with executive powers of Luxottica for as long as he is EssilorLuxottica Executive Chairman (or may designate any other person to act as chief executive officer of Luxottica), and (ii) the board of directors of Luxottica will be composed of the members of the Luxottica board of directors in office on the signing date of the Agreement. Any change in the composition of the board of directors of Luxottica will have to be proposed or agreed to by the Executive Chairman of the board of directors of EssilorLuxottica.

Other provisions

It is specified that, in order to maintain the fixed values on the basis of which the parties agreed on the exchange ratio for the contribution of the Shareholding, the Agreement also contains customary provisions relating to interim management and dividends distribution by Essilor and Luxottica (which is permitted, without determining any adjustment to the exchange ratio, respectively up to 40% of the net income and 50% of the adjusted net income evidenced in the annual report) prior to the Completion Date.

Company whose shares are subject to the Agreement

Luxottica Group S.p.A., having its registered office at 3, Piazzale Cadorna, Milan, tax code and enrolment number at the Milan Companies’ Registry no. 00891030272, share capital EUR 29,056,414.98, fully subscribed and paid up.

Parties to the Agreement

The parties to the Agreement are: (i) Essilor, société anonyme, having its registered office at 147, rue de Paris, 94220 Charenton-le-Pont, France, registered with the Trade and Companies Registry of Créteil under number 712 049 618; and (ii) Delfin, société à responsabilité limitée, having its registered office at 7, rue de la Chapelle, 1325 Luxembourg registered with the Trade and Companies Registry Luxembourg under number B117420.

Shares subject to the Agreement

Shares subject to the Agreement: no. 302,846,957 ordinary shares of Luxottica held by Delfin, representing - to date - 62.54% of Luxottica’s share capital and 63.39% of exercisable voting rights at the shareholders’ meeting of Luxottica, which will be contributed to Essilor by Delfin pursuant to the Agreement.

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Key information (pursuant to Article 130 of the Issuer Regulation) are published on Luxottica website www.luxottica.com and are available at the following authorized storage mechanism eMarket Storage (www.emarketstorage.com).

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Contacts

Alessandra Senici
Group Investor Relations and Corporate Communications Director
Tel.: +39 (02) 8633 4870
Email: InvestorRelations@luxottica.com
http://www.luxottica.com/en/investors/contacts

Forward looking statements

This communication includes forward-looking statements. These forward looking statements include, but are not limited to, statements regarding the proposed business combination between Luxottica and Essilor (including the benefits, results, effects and timing of a transaction) and all statements regarding Luxottica’s (and Luxottica’s and Essilor’s combined) expected future business,  financial position and results of operations. Such forward-looking statements reflect the best judgment of Luxottica based upon currently available information, are inherently uncertain and are subject to a variety of significant business, economic and competitive risks, many of which Luxottica and Essilor may be unaware of or unable to control. Such factors may cause Luxottica’s actual results, performance or plans with respect to the proposed combined Essilor and Luxottica group to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. Forward-looking statements are not guarantees of future performance.

Important additional information

This communication does not constitute or form a part of any offer to sell or exchange or the solicitation of an offer to buy or exchange any securities. This communication should not be considered as a recommendation that any person should (or should not) subscribe for, purchase or exchange any securities. In connection with the proposed transaction, (A) Essilor intends to file (i) with the AMF, a prospectus and other relevant documents in connection with the listing of its shares to be issued as consideration for the contribution by Delfin of its Luxottica shares, (ii) with the Italian CONSOB, An exchange offer document and other relevant documents in connection with the public exchange offer for Luxottica shares, and (iii) with the SEC important documents related to the proposed transaction including a registration statement on Form F-4 that will contain a prospectus related to the proposed transaction, a tender offer statement on Schedule TO and other relevant documents and (B) Luxottica intends to file with the SEC a solicitation/recommendation statement on Schedule 14D-9. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE AMF, THE CONSOB AND THE SEC, INCLUDING THE PROSPECTUS AND THE EXCHANGE OFFER DOCUMENT WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free of charge a copy of the prospectus, the exchange offer document as well as other documents filed with the relevant authorities (when they are available) at the AMF’s website, www.amf-france.org, the CONSOB’s website, www.consob.it, and the SEC’s website, www.sec.gov. Such documents, when filed, may also be obtained free of charge from Essilor’s website at www.essilor.com or by contacting Essilor’s Investor Relations team at +33(0) 1 49 77 42 16. Copy of the solicitation/recommendation statement, when filed, may also be obtained free of charge from Luxottica’s website at www.luxottica.com or by contacting Luxottica’s Investor Relations team at +39 (02) 8633 4870/InvestorRelations@luxottica.com.